EXHIBIT 2

THIRD QUARTER 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS
October 27, 2004

The following interim management’s discussion and analysis (MD&A) updates our annual MD&A included in our 2003 Annual Report to Shareholders, to which readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.

OVERVIEW OF CONSOLIDATED FINANCIAL HIGHLIGHTS

Net Earnings

For the third quarter of 2004, Agrium’s consolidated net earnings were up $62-million to $87-million compared with $25-million for the same quarter of 2003. Diluted earnings per share for the third quarter were $0.60 compared with $0.17 for the third quarter of 2003. For the nine months ended September 30, 2004, consolidated net earnings were $174-million, up $86-million from the $88-million of net earnings for the same period of 2003. Year-to-date diluted earnings per share were $1.20 compared with $0.60 for the comparative nine months ended September 30, 2003.

The largest contributor to increased consolidated net earnings was our North America Wholesale business segment which experienced growth in total product margin per tonne from $37/tonne in the third quarter of 2003 to $61/tonne in the third quarter of 2004 as seen on Schedule 2(a) of the attached financial statements. Continuing tight supply and demand fertilizer fundamentals, supplemented by the Kenai-related damages awarded to Agrium by the Arbitration Panel in July, resulted in significantly increased net earnings in this business segment.

Consolidated earnings before interest expense and income taxes (EBIT) were $141-million for the third quarter of 2004 and $299-million for the nine months ended September 30, 2004, up $87-million and $110-million from the comparative three and nine month periods in 2003.

Cash Provided by Operating Activities

Cash flow from operating activities for the third quarter of 2004 was $126-million compared to $47-million for the same quarter of 2003. The increase of $79-million is due to the $62-million in increased net earnings as well $14-million from working capital changes in the third quarter of 2004 compared to the same quarter of 2003.

Business Segment Performance

North America Wholesale

•	Wholesale EBIT for the third quarter of 2004 was $99-million, up $73-million from EBIT of $26-million for the same period last year. Included in this quarter’s results was $41-million of damages resulting from Unocal’s failure to deliver gas under its supply obligations to our Kenai, Alaska nitrogen facility. The remaining $32-million increase in EBIT is related to positive impacts on gross profit partially offset by increased expenses.

•	Gross profit was up by $58-million over the same quarter last year. Increased gross profit was reflected in every product category. The largest increase was reflected in nitrogen profitability due to high prices reflecting strong demand. Potash gross profit was also up significantly due to tightened supply/demand balance, both internationally and in North America.

South America Wholesale

•	Wholesale EBIT was $29-million and gross profit was $34-million for the three months ended September 30, 2004, up $8-million and $7-million respectively from the same period last year. The increase is attributable to higher international prices which impacted both domestic and export urea prices, consistent with a tightened supply/demand balance.

North America Retail

•	Retail EBIT was $13-million for the third quarter of 2004, down from $22-million for the same period of 2003. The $9-million decrease in EBIT is primarily attributable to a $6-million lower gross profit resulting from an earlier spring season in the Midwest, which shifted a significant amount of chemical and application revenue to the first half.

South America Retail

•	Third quarter EBIT for Retail was $4-million for 2004 compared to $1-million for the same period last year. Gross profit is up this quarter, reflecting positive fertilizer price and volume variances compared to the same period last year.

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2004			2003					2002
	Q3	Q2	Q1	Q4		Q3	Q2	Q1	Q4
Net sales	672	1,011	435	637		561	929	372	507
Gross Profit	231	283	142	204		172	252	111	142
Net earnings (loss)	87	75	12	(109)	*	25	69	(6)	12
Earnings (loss) per share
-basic	0.65	0.56	0.07	(0.89)		0.18	0.53	(0.07)	0.07
-diluted	0.60	0.52	0.07	(0.89)	*	0.17	0.47	(0.07)	0.07

*	Net earnings were $31-million and diluted earnings per share were $0.22 excluding the $235-million write down of our Kenai, Alaska, nitrogen facility ($140-million after tax).

The fertilizer business is seasonal in nature. Consequently, quarter to quarter results are not directly comparable.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (earnings before interest expense and income taxes) and EBITDA (earnings before interest expense, income taxes, depreciation and amortization). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous, and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies. EBIT and EBITDA measures are also used extensively in the covenants relating to our financing arrangements.

EBIT and EBITDA are not recognized measures under GAAP, and our method of calculation may not be comparable to other companies. EBIT should therefore not be used as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.